UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2017

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: The Board started an analysis of the guidelines for the 2018-2020 Business Plan and approved 2018 preliminary budget, confirming financial guidance for next year previously communicated to the market

Rome, 5 December 2017

TIM’s Board of Directors met today to discuss the guidelines for the 2018-2020 Business Plan and approve the 2018 preliminary budget. In the past, the Company used to approve the budget together with the Business Plan, usually during the first quarter of the year.

The preliminary 2018 budget confirms, as of today, the guidance announced with the approval of the 2017-2019 Business Plan. The 2018 preliminary budget will be completed and included in the 2018-2020 Strategic Plan, which will be discussed by the Board of Directors on 6 March 2018. The Plan will focus on a value driven strategy to maximise convergence and scalable bundles, leveraging its extensive ultra-broadband fixed fibre and LTE networks; it will be based on greater and improved use of data analytics and digitalisation, which will contribute to greater efficiency, allowing a better quality of service to customers and produce higher profitability and cash flow generation. In this context the CEO presented an overview of the regulatory framework, taking into account the views of government officials and industry authorities. The overview included, among other topics, the different fixed network separation models, comparing them with other international cases. Over the coming months, the management will continue to examine various hypothesis to establish whether network separation is needed to address Institutions input and to unlock value.

“By approving a preliminary budget three months ahead of schedule, we provide clear plans and objectives from the very beginning of 2018, thus enabling the Company to start executing on its ambitious strategy to achieve an improved and sustainable business model”, said TIM CEO Amos Genish.

Board authorises by a majority vote to continue negotiations and finalize new agreement with Mediaset Group for the acquisition of content

One key element of TIM’s 2018-2020 Business Plan is to deliver a convergence portfolio to include video content within its mobile and fixed offerings as was recently launched with TIM SHOW, the multimedia premium content offer with music, video games, TV series and news available to TIM mobile users at no extra cost.

In this perspective, the Board authorised, by a majority vote, management to continue negotiations and finalise a new and comprehensive multi-year agreement with Mediaset Group to deliver to TIM’s customers the best Mediaset linear content, movies and TV series and sport news. The agreement would come into force from 2018 with both linear and on-demand channels and will enrich TIMVISION platform. TIM customers will be able to access the content via decoders, Smart TVs, the web or the mobile App. The Company is negotiating further content agreements with other market players.

On the side of the multi-year agreement the Board authorised management to negotiate the acquisition from Mediaset of Premium’s rights on the away matches of the 2017/2018 Series A TIM championship, the 2018 UEFA Champions League and other important international football matches offered by Premium.

This agreement will replace the current agreement between TIM and Mediaset.

Clarification on the setting-up a joint venture with Canal+

Finally, the Board of Directors returned to discussing the subject of the Joint Venture with Canal+, and by a majority vote approved it on the basis of an amendment made to the agreements with a view to clarifying the duration of the commitments, thus confirming the definition of the initiative as a related party transaction of minor significance based on the parameters established by Consob (see press release of 20 October 2017), which the Board of Statutory Auditors has challenged. The Board therefore had an opportunity to reiterate by a majority vote the interest, convenience and appropriateness of the conditions of the agreement, summarising the reasons behind it in the context of the strategic plan being defined.

Note that this press release contains forward-looking statements about TIM Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group’s operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager